冠軍科技集團
CHAMPION TECHNOLOGY

02 OCT 28 [illegible] 07

28 October 2002

Securities & Exchange Commission, USA
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
(Fax: 1-202-9429624)

By fax & by mail

02060019

SUPPL

Re: Champion's File#82-3442

Kantone Holdings Limited is a subsidiary of Champion Technology Holdings Limited, whose shares are traded over-the-counter by means of American Depositary Receipts.

The enclosed announcements of Champion Technology Holdings Limited and Kantone Holdings Limited are for your information.

PROCESSED
DEC 0 9 2002
THOMSON
FINANCIAL

Regards,

for Shirley Ha

c.c. Karin Young, Rhonda Lee, Citibank, N.A. (By e-mail only)

Encl.

dlw 11/27

CHAMPION TECHNOLOGY HOLDINGS LIMITED

(Continued in Bermuda with limited liability)

2001/2002 FINAL RESULTS ANNOUNCEMENT

FINANCIAL HIGHLIGHTS *(year ended 30 June 2002)*

- Turnover was HK$1,633 million, up 8%
- EBITDA was HK$629 million
- Net profit was HK$171 million
- Proposed dividend HK2.5 cents per share; total dividends for the year up 43%

SUMMARY OF GROUP RESULTS

The directors of Champion Technology Holdings Limited (the "Company") are pleased to announce the audited results of the Company and its subsidiaries (the "Group") for the year ended 30 June 2002 together with the comparative figures for the previous year as follows:

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 30 JUNE 2002

	NOTES	2002 HK$'000	2001 HK$'000
Turnover		1,633,388	1,510,779
Direct operating expenses		(840,396)	(713,488)
Gross profit		792,992	797,291
Gain on disposal of interest in e commerce		26,213	4,669
Other operating income		30,369	38,125
Distribution costs		(47,184)	(47,974)
General and administrative expenses		(151,563)	(139,869)
Depreciation and amortisation		(399,680)	(301,482)
Research and development		(14,763)	(13,676)
Other operating expenses		(7,053)	–
Profit from operations		229,331	337,084
Finance costs		(31,071)	(40,812)
Profit before taxation		198,260	296,272
Taxation	1	(427)	(584)
Profit before minority interests		197,833	295,688
Minority interests		(27,263)	(43,109)
Net profit for the year		170,570	252,579

	Notes		
Dividends		23,379	16,286
Earnings per share	2		
– Basic		32.13 cents	53.55 cents
– Diluted		31.73 cents	53.26 cents

Notes:

1. **TAXATION**

	2002 *HK$'000*	2001 *HK$'000*
The charge (credit) comprises:		
Hong Kong Profits Tax		
– current year	94	827
– underprovision in prior years	374	–
– overprovision in prior years	–	(940)
Taxation in other jurisdictions	(44)	701
	424	588
Deferred taxation	3	(4)
	427	584

Hong Kong Profits Tax is calculated at 16% on the estimated assessable profits derived from Hong Kong. Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The low effective tax rate is attributable to the fact that a substantial portion of the Group's profit neither arises in, nor is derived from, Hong Kong and is accordingly not subject to Hong Kong Profits Tax and is not subject to taxation in any other jurisdictions.

2. **EARNINGS PER SHARE**

The calculation of the basic and diluted earnings per share is based on the following data:

	2002 *HK$'000*	2001 *HK$'000*
Earnings for the purpose of calculating basic earnings per share	170,570	252,579
Effect of dilutive potential ordinary shares:		
Interest on convertible bonds	103	
Adjustment to the share of result of a subsidiary based on dilution of its earnings per share	–	(949)
Earnings for the purpose of calculating diluted earnings per share	170,673	251,630

	Number of shares (in '000) 2002	2001
Weighted average number of shares for the purpose of calculating basic earnings per share	530,919	471,630

Effect of dilutive potential ordinary shares		
Options	459	529
Warrants	2,813	288
Convertible bonds	3,646	–
	6,918	817
Weighted average number of shares for the purpose of calculating diluted earnings per share	537,837	472,447
Diluted earnings per share	31.73 cents	53.26 cents

The weighted average number of ordinary shares for the purposes of calculating earnings per share has been adjusted for the bonus issue of shares on 19 December 2001 and the share consolidation on 4 May 2002.

FINAL DIVIDEND AND SCRIP DIVIDEND SCHEME

Subject to the approval of shareholders at the forthcoming Annual General Meeting, the directors proposed a final dividend of HK2.5 cents per share for the year ended 30 June 2002 (2001: HK0.15 cent per share, before the adjustment for the bonus issue of shares in December 2001 and the share consolidation in May 2002) to shareholders whose names appear on the register of members of the Company on 29 November 2002. Taking into account of the interim dividend of HK0.0625 cent per share (before the adjustment for the share consolidation in May 2002) paid on 14 June 2002, total dividends for the year would amount to HK$23 million, an increase of 43 per cent over HK$16 million of last year.

Such final dividend will be satisfied by allotment of new shares of the Company, credited as fully paid, by way of scrip dividend, with an alternative to the shareholders to elect to receive such dividend (or part thereof) in cash in lieu of such allotment (the "scrip dividend scheme").

The scrip dividend scheme is subject to the granting by the Listing Committee of The Stock Exchange of Hong Kong Limited of a listing of and permission to deal in the shares to be issued pursuant thereto. A circular setting out the details of the scrip dividend scheme together with the form of election will be sent to the shareholders of the Company as soon as practicable.

It is expected that certificates for shares to be issued under the scrip dividend scheme and dividend warrants will be despatched to those entitled thereto on or before 27 January 2003.

REVIEW OF OPERATIONS

The global economic climate was extremely challenging during the year under review. Continuing uncertainties and preoccupation with war talk affected customers' budgets for new purchases. China offered a bright spot, marked by the country's robust economic growth.

The Group recorded an audited consolidated turnover for the year ended 30 June 2002 of HK$1,633 million, a 8 per cent growth compared with HK$1,511 million for the previous year. This slight turnover growth was attributed to the sustained growth in China to HK$1,298 million, which accounted for 80 per cent of total, compared to HK$1,177 million of last year. Turnover from Europe almost remained unchanged at HK$244 million, representing 15 per cent of total turnover.

Earnings before Interest, Taxation, Depreciation and Amortisation (EBITDA) was HK$629 million, compared with HK$639 million of last year. Net profit for the year ended 30 June 2002 was HK$171 million, compared to HK$253 million of last year, and earnings per share was HK32.13 cents. The Group's profitability was affected by depreciation and amortisation of the Group's technology development, e-commerce and telecom projects amounting to HK$399 million and loss of HK$3.9 million arising from impairment of an Internet-related investment.

The focus during the year was on secure communications and high value-added systems. In light of ongoing threat of terrorist attacks, there has been a surge in demand for tightened security and defense quality radio systems by the public as well as the private sectors across the board.

Meanwhile, sales of wireless systems and solutions to China remained strong as enterprises are keen to enhance productivity and improve their communications.

Detailed description of the Group's operations will be available in the annual report to be issued.

LIQUIDITY AND FINANCIAL RESOURCES

Management's attitude towards financial planning has always been one of prudence, and throughout the years, the Group has maintained a net cash position. As at 30 June 2002, the Group had HK$626 million made up of deposits, bank balances and cash. The gearing ratio at the year-end was 0.16 (2001: 0.17), which calculation was based on the Group's total borrowings of HK$465 million (2001: HK$440 million) and shareholders' funds of HK$2,983 million (2001: HK$2,585 million).

Total borrowings comprise bank borrowings of HK$433 million (2001: HK$411 million); other borrowings, which represent block discounting loans, of HK$30 million (2001: HK$27 million); and obligations under finance leases of HK$2 million (2001: HK$2 million). The bank borrowings are mainly used as working capital for the Group. Finance costs for the year ended 30 June 2002 amounted to HK$31 million (2001: HK$41 million).

In May 2002, the Group took advantage of low interest rates to enter into a subscription agreement with Credit Suisse First Boston (Hong Kong) Limited for the issue of up to US$24 million 1.5 per cent unlisted and unsecured convertible bonds due 2005. This has the effect of further enhancing the liquidity of the Company's shares.

Barring unforeseen circumstances, management is confident that the Company has sufficient funds to meet its daily business operation requirements as well as to finance new product development.

It is the Group's policy to manage the foreign exchange risk directly and not to undertake any speculative derivative trading activities. To mitigate the foreign exchange risk of the Group arising from transactions during the normal course of business, management has endeavoured to match foreign currency income with expense. Management will continue to use appropriate hedging instrument for transactions with high exchange rate risk.

As at 30 June 2002, certain land and buildings of the Group with a net book value of HK$9 million (2001: HK$8 million) were pledged to a bank as security for banking facilities granted to the Group.

SHARE CAPITAL REORGANISATION

In April 2002, the Company changed the domicile from the Cayman Islands to Bermuda, and in May 2002, it reorganized its share capital through consolidating 25 shares into one share, followed by the simultaneous adjustment in nominal value of its shares to HK$0.10; and change of the board lot size to 2,000 new shares. The corporate exercise aimed at providing the Company with more flexibility to raise funds in the equity market to seize viable business opportunities. Before the capital restructuring, the Company was unable to issue new shares as share price fell below par.

HUMAN RESOURCES

As at 30 June 2002, the Group directly employed approximately 459 full time employees. The Group remunerates its employees based on their performance, experience and prevailing industry practices. The Group has also established a share option scheme for its directors and staff, which expired in July 2002.

PROSPECTS

In geographical terms, China remains the Group's largest market. Our early foray into China in the late eighties and early nineties has helped establish ourselves in the world's biggest economy. Our focus continues to be in the IT and wireless arena, targeting at the four spearheads, namely Pearl River Delta, the Western region, Yangtze Basin, and Beijing, where the Group has already established presence.

Meanwhile, further strides will be made in the direction of sharpening our software radio engineering skills to position ourselves for future-proof wireless communications which can meet the dual challenges of seamless global coverage and interface with continuously emerging new standards and protocols in IP-based networks. In short, we see the next paradigm shift as from fixed, hardware-intensive radios to multiband, multimode, multi-carrier, software-intensive radios building on a layered combination of different access technologies that meet the ultimate demands of a fully wireless society.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 25 November 2002 to 29 November 2002, both days inclusive, during which period no transfer of shares will be effected.

In order to qualify for the final dividend and the scrip dividend scheme, all transfers of shares accompanied by the relevant share certificates and, in the case of warrantholders, all duly completed subscription forms accompanied by the relevant warrant certificates and the appropriate subscription moneys, must be lodged with the Company's branch share registrars in Hong Kong, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong by no later than 4:00 p.m. on 22 November 2002.

PUBLICATION OF ANNUAL RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

All information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange will be published on the Stock Exchange's website in due course.

By Order of the Board
Paul KAN Man Lok
Chairman

Hong Kong, 25 October 2002

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of Champion Technology Holdings Limited (the "Company") will be held at Room 1702, One Exchange Square, 8 Connaught Place, Hong Kong on 29 November 2002 at 10:30 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 30 June 2002.

2. To declare a final dividend of HK2.5 cents per share for the year ended 30 June 2002.

3. To elect directors and to authorise the board of directors to fix their remuneration.

4. To appoint auditors and to authorise the board of directors to fix their remuneration.

By Order of the Board
Jennifer CHEUNG Mei Ha
Company Secretary

Hong Kong, 25 October 2002

Principal Office:
The Penthouse
Kantone Centre
1 Ning Foo Street
Chaiwan
Hong Kong

Notes:

(1) A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint proxies to attend and vote in his stead. A proxy need not be a member of the Company. In order to be valid, the form of proxy must be deposited at the Company's principal office in Hong Kong together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, not less than 48 hours before the time for holding the meeting or adjourned meeting.

(2) The register of members of the Company will be closed from 25 November 2002 to 29 November 2002, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the final dividend to be approved at the annual general meeting, all transfers of shares accompanied by the relevant share certificates and, in the case of warrantholders, all duly completed subscription forms accompanied by the relevant warrant certificates and the appropriate subscription moneys, must be lodged with the Company's Branch Share Registrars in Hong Kong, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4:00 p.m. on 22 November 2002.

"Please also refer to the published version of this announcement in The Standard".

KANTONE HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

2001/2002 FINAL RESULTS ANNOUNCEMENT

SUMMARY OF GROUP RESULTS

The directors of Kantone Holdings Limited (the "Company") are pleased to announce the audited results of the Company and its subsidiaries (the "Group") for the year ended 30 June 2002 together with the comparative figures for the previous year as follows:

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 30 JUNE 2002

	NOTES	2002 HK$'000	2001 HK$'000
Turnover		722,360	699,790
Cost of sales		(469,827)	(430,760)
Gross profit		252,533	269,030
Gain on disposal of interest in e-commerce projects		17,922	–
Other operating income		7,651	16,042
Distribution costs		(42,762)	(42,591)
General and administrative expenses		(67,777)	(61,492)
Depreciation and amortisation		(79,286)	(53,350)
Research and development		(6,508)	(8,742)
Impairment loss recognised for investments in securities		(3,887)	–
Profit from operations		77,886	118,897
Finance costs		(14,552)	(16,229)
Profit before taxation		63,334	102,668
Taxation	1	(72)	(784)
Profit before minority interests		63,262	101,884
Minority interests		–	(52)
Net profit for the year		63,262	101,832

Earnings per share	2		
– Basic		2.85 cents	4.59 cents
– Diluted		2.85 cents	4.51 cents

NOTES:

1. **TAXATION**

	2002 *HK$'000*	2001 *HK$'000*
The charge (credit) comprises:		
Hong Kong Profits Tax	113	87
Taxation in other jurisdictions	(44)	701
	69	788
Deferred taxation	3	(4)
	72	784

Hong Kong Profits Tax is calculated at 16% on the estimated assessable profits derived from Hong Kong. Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The low effective tax rate is attributable to the fact that a substantial portion of the Group's profit neither arises in, nor is derived from, Hong Kong and is accordingly not subject to Hong Kong Profits Tax and is not subject to taxation in any other jurisdictions.

2. **EARNINGS PER SHARE**

The calculation of the basic and diluted earnings per share is based on the following data:

	2002 *HK$'000*	2001 *HK$'000*
Earnings for the purpose of calculating basic and diluted earnings per shares	63,262	101,832

	Number of shares 2002	2001
Weighted average number of shares for the purpose of calculating basic earnings per share	2,220,961,752	2,220,961,752
Potential dilutive shares issuable under the Company's share option scheme	–	36,499,980
Weighted average number of shares for the purpose of calculating diluted earnings per share	2,220,961,752	2,257,461,732

The weighted average number of ordinary shares for the purposes of calculating earnings per share has been adjusted for the bonus issue on 30 November 2001.

There was no dilution effect on earnings per share as there were no dilutive potential ordinary shares in issue in the current year.

FINAL DIVIDEND

In order to conserve cash for the Group's product development, the directors do not recommend the payment of final dividend for the year ended 30 June 2002 to the shareholders (2001: nil).

REVIEW OF OPERATIONS

It was certainly a tough year for the telecommunications industry. The Group's results were mixed. European customers continued to defer new purchases and slowed their spending. On the other hand, demand in China remains strong as corporates and government enterprises set aside budgets to upgrade their IT and telecom infrastructure in order to enhance productivity. The demand for wireless equipment and integrated messaging solutions was particularly strong.

The Group recorded audited consolidated turnover for the year ended 30 June 2002 of HK$722 million, an improvement of 3 per cent over HK$700 million of the previous year. Earnings before Interest, Taxation, Depreciation and Amortisation (EBITDA) was HK$157 million, compared with HK$172 million of last year. Net profit for the year was HK$63 million, compared to HK$102 million of last year. Earnings per share was HK2.85 cents.

Income from China market registered a slight increase of 4 per cent, accounting for 63 per cent of the Group's turnover. European sales continued to be affected by market uncertainty. In some cases, we were forced to renegotiate and postpone planned delivery schedules. As a result, European sales recorded a mild decrease to HK$222 million, accounting for 31 per cent of the Group's turnover, compared with HK$224 million and 32 per cent for last year.

The Group's results were also affected by depreciation and amortisation of its technology development and e-commerce capital assets amounting to HK$79 million; and a loss of HK$3.9 million arising from the impairment of an Internet-related investment. The quality of these assets remains high, and some of these have already evolved into revenue-generating businesses.

The Group has maintained its leadership position as provider of mission critical communications services for the emergency and rescue services sectors. During the period, it supplied the first ever fully automated electronic breathing apparatus control system for fire fighters. The new system uses intrinsically safe radio transceivers for two-way communication of essential safety information between individual fire fighters and the Entry Control Officer, allowing exact monitoring of crew from outside the scene. These systems have become an attractive option since the 911 incident.

Detailed description of the Group's operations will be available in the annual report to be issued.

LIQUIDITY AND FINANCIAL RESOURCES

The Group continued to maintain a policy of financial prudence, and it has kept a net cash position. As at 30 June 2002, the Group had HK$160 million made up of deposits, bank balances and cash. The gearing ratio at the year end was 0.3 (2001: 0.3), which calculation was based on the Group's total borrowings of HK$199 million (2001: HK$180 million) and shareholders' funds of HK$661 million (2001: HK$594 million).

Total borrowings comprised bank borrowings of HK$167 million (2001: HK$151 million); other borrowings, which represent block discounting loans, of HK$30 million (2001: HK$27 million); and obligations under finance leases of HK$2 million (2001: HK$2 million). The bank borrowings were mainly used as working capital for the operations of the Group. Finance costs for the year ended 30 June 2002 amounted to HK$15 million (2001: HK$16 million).

Taking into account its internal resources and available banking facilities, the Group has sufficient financial resources for its working capital requirement. Alternatively, given the current low interest rate environment, the Group may consider other means of financing most appropriate to its requirements.

It is the Group's policy to manage the foreign exchange risk directly and not to undertake any speculative derivative trading activities. To mitigate the foreign exchange risk of the Group arising from transactions during the normal course of business, management has endeavoured to match foreign currency income with expense. Management undertakes to continue to use appropriate hedging instrument for transactions with high exchange rate risk.

As at 30 June 2002, certain land and buildings of the Group with a net book value of HK$9 million (2001: HK$8 million) were pledged to a bank as security for banking facilities granted to the Group.

HUMAN RESOURCES

As at 30 June 2002, the Group directly employed approximately 324 employees. The Group remunerates its employees based on their performance, experience, and prevailing industry practices. The Group has also established a share option scheme for its directors and staff.

PROSPECTS

The weak economy is obviously affecting customer purchases. We expect to see further industry consolidation in the coming year. Our plan for 2003 and beyond is to leverage the cost advantages in China by expanding our business there for niche products such as emergency communications systems and spark-proof intrinsically safe devices, which are in demand in China and many of the global markets.

PUBLICATION OF ANNUAL RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

All information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the Stock Exchange's website in due course.

By Order of the Board
Paul KAN Man Lok
Chairman

Hong Kong, 25 October 2002

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of Kantone Holdings Limited (the "Company") will be held at Room 1702, One Exchange Square, 8 Connaught Place, Hong Kong on 29 November 2002 at 10:15 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 30 June 2002.

2. To elect directors and to authorise the board of directors to fix their remuneration.

3. To appoint auditors and to authorise the board of directors to fix their remuneration.

By Order of the Board
Michelle CHEUNG Kei Yim
Company Secretary

Hong Kong, 25 October 2002

Principal Office:
5th Floor
Kantone Centre
1 Ning Foo Street
Chaiwan
Hong Kong

Note: A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint proxies to attend and, in the event of a poll, vote in his stead. A proxy need not be a member of the Company. In order to be valid, the form of proxy must be deposited at the Company's principal office in Hong Kong together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, not less than 48 hours before the time for holding the meeting or adjourned meeting.

"Please also refer to the published version of this announcement in The Standard".

KANTONE HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)
(the "Company")

ANNOUNCEMENT

The board of directors of the Company announces that on 25 October 2002:

1. Mr. Fung Kin Leung was appointed as an executive director of the Company; and

2. Mr. Michael Walker resigned as an executive director of the Company.

By order of the Board
Michelle CHEUNG Kei Yim
Company Secretary

Hong Kong, 25 October 2002

"Please also refer to the published version of this announcement in The Standard".